Chess Supersite Corporation

1131A Leslie Street, Suite 101

Toronto, Ontario M3C 3L8

Canada

(647) 927-4644

July 9, 2015

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Chess Supersite Corporation

Registration Statement on Form S-1

File No. 333-200845

To the Securities and Exchange Commission:

Chess Supersite Corporation (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form S-1 (File No. 333-200845). The Company requests the qualification to be effective as of 5:00 p.m. Eastern time on Monday, July 13, 2015.

In regard to the Registration Statement, the Company and its management acknowledge that:

Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHESS SUPERSITE CORPORATION

/s/ Alexander Starr

Alexander Starr

President